NXT ENERGY SOLUTIONS INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on Tuesday, August 25, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint a proxyholder and one or more alternate proxyholders, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name(s) of your chosen proxyholder(s) in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly; however, if no instructions are provided in respect of any matter, this proxy will be voted as the proxyholder sees fit. The Management nominees intend to vote in favour of all matters set out herein.**
6. This proxy confers discretionary authority in respect of amendments or variations to matters of business to be acted on at the meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the meeting is routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.
7. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies must be received by 10:00 am, Calgary Time, on Friday, August 21, 2020

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder

I/We the undersigned shareholder(s) of NXT Energy Solutions Inc. hereby appoint as proxyholder(s): George Liszicasz, Chairman, Chief Executive Officer & President, or failing him, Eugene Woychyshyn, Vice-President of Finance & Chief Financial Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: if you are appointing a proxyholder other than the Management nominees YOU MUST return your proxy by mail and go to www.computershare.com/NXTEnergy by 10:00am (Calgary time) on August 21, 2020, and provide Computershare with the required information for your appointee so that Computershare may provide the appointee with a Control Number via email. The Control Number will allow your appointee to log in to and vote at the Meeting. Without a Control Number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

with full power of substitution to attend, act and vote on my/our behalf in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) at the Annual Meeting of shareholders of NXT Energy Solutions Inc. to be held online at https://web.lumiagm.com/204262838 on August 25, 2020 at 10:00 am (Calgary Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. George Liszicasz	☐	☐	02. Charles Selby	☐	☐	03. John Tilson	☐	☐
04. Thomas E. Valentine	☐	☐	05. Bruce G. Wilcox	☐	☐	06. Frank C. Ingriselli	☐	☐

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2. Appointment of Auditors

Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Employee Share Purchase Plan Resolution

To consider and approve the Employee Share Purchase Plan Resolution, the full text of which is reproduced as Schedule "A" to the Information Circular dated July 17, 2020.

For ☐ Against ☐

4. Unallocated Entitlements Resolution

To consider and approve the Unallocated Entitlements Resolution, the full text of which is reproduced as Schedule "B" to the Information Circular dated July 17, 2020.

For ☐ Against ☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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